BLUE RIDGE REAL ESTATE COMPANY and

BIG BOULDER CORPORATION

RTE 940 and MOSEYWOOD ROAD

P. O. BOX 707

BLAKESLEE, PA 18610

February 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Blue Ridge Real Estate Company/Big Boulder Corporation

Registration Statement on Form S-8 (File No. 333-118845)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Blue Ridge Real Estate Company, a Pennsylvania corporation (“Blue Ridge”) and Big Boulder Corporation, a Pennsylvania corporation (“Big Boulder” and, together with Blue Ridge, the “Registrants”), hereby respectfully request the withdrawal of their combined Registration Statement on Form S-8 (File No. 333-118845), filed on September 7, 2004, together with all exhibits thereto (the “Registration Statement”), and the issuance of an order by the Securities and Exchange Commission granting such withdrawal.

The Registrants are requesting such withdrawal because the stock options granted pursuant to the various Stock Option Agreements registered on the Registration Statement have been fully exercised and all of the shares that were purchased under the Stock Option Agreements have been resold and are no longer held by the Optionees to whom the stock options were granted. The Registration Statement covered the registration of shares of Common Stock of Blue Ridge Real Estate Company/Big Boulder Corporation that became issuable under such Stock Option Agreements.

Please provide the Registrants with a copy of the order granting withdrawal of the Registration Statement as soon as it is available to my attention at P. O. Box 707, Blakeslee, Pennsylvania 18610-0707.

If you have any questions regarding this application, please contact me at (570) 443-8433.

Sincerely,

Blue Ridge Real Estate Company Big Boulder Corporation

By:	/s/ Eldon D. Dietterick
Name:	Eldon D. Dietterick
Title:	Executive Vice President and Treasurer